UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

TAT TECHNOLOGIES LTD.
(Name of Registrant)

9335 Harris Corners Pkwy, Charlotte, NC 28269
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant) By: /s/ Ehud Ben-Yair Ehud Ben-Yair Chief Financial Officer

Date: August 5, 2026

TAT Technologies Reports Record Second Quarter 2026 Results

Revenue Increases 22.8% as Demand Remains Strong and Supply Chain Conditions Ease; Backlog
and Long-Term Agreements Reach Record $615 Million

CHARLOTTE, N.C., August 5, 2026 – TAT Technologies Ltd. (NASDAQ: TATT, TASE: TAT Tech), a leading supplier of products and services for the commercial and military aerospace and ground defense industries, today reported financial results for the second quarter ended June 30, 2026.

Financial highlights:

•
Revenues were $52.9 million, a 22.8% increase compared to $43.1 million in the second quarter of 2025. For the first half of 2026, revenues increased by 10.4% to $94.1 million compared to $85.2 million in the first half of 2025.

•
Gross profit increased by 23.0% to $13.3 million, representing 25.2% of revenues, compared to $10.8 million (25.1% of revenues) in the second quarter of 2025. For the first half of 2026, gross profit increased by 12.4% to $23.4 million compared to $20.8 million in the first half of 2025 (24.8% of revenues in the first half of 2026 compared to 24.4% of revenues in the first half of 2025).

•
Operating Income increased by 26.8% to $5.6 million (10.6% of revenues) compared to $4.4 million (10.3% of revenues) for Q2 2025. For the first half of 2026, operating income was $8.6 million (9.1% of revenues) compared to $8.6 million (10.1% of revenues) in the first half of 2025

•
Net Income of $8.1 million (Diluted EPS of $0.61) compared to $3.4 million for Q2 2025 (Diluted EPS of $0.3). The second quarter of 2026 included a $4.3 million (Diluted EPS of $0.26) net of tax, non-operating gain from the sale of a minority interest in an unconsolidated entity. Excluding the non-recurring benefit, net income would have been $4.66 million, an increase of 35.2% compared to the previous period (and Adjusted Diluted EPS of $0.35). For the first six months of the year, net profit was $11.5 (Diluted EPS of $0.87) million. Excluding the one-time net impact of the minority interest sale, net profit for the first six months was $8.06 million, an increase of 11.0% compared to $7.3 million in the previous period.

•
Adjusted EBITDA was $7.4 million (14.0% of revenues), a 22.7% increase from $6.1 million (14.0% of revenues) for Q2 2025. Adjusted EBITDA for the first half of 2026 increased by 4.1% to $12.3 million (13.1% of revenues) compared to $11.8 million (13.8% of revenues) in the first half of 2025.

•
Cash flow used in operations for the second quarter was $(0.6) million compared to $6.9 million provided by operations in Q2 2025. Cash flow from operations was $1.4 million in the first half of 2026 compared to $1.9 million in the first half of 2025.

•
Backlog and Long-Term Agreements: approximately $615 million as of June 30, 2026, up from approximately $580 million on March 31, 2026, reflecting continued strong customer demand and providing multi-year revenue visibility.

“Continued strong demand and solid execution drove nearly 23% revenue growth and continued profitability improvements,” said Igal Zamir, TAT's CEO and President. “This performance reflects our strategic position in the market, targeting high-demand services backed by established and solid relationships with OEMs. In part, improving supply chain conditions enabled us to convert previously constrained customer demand into revenue in the quarter, further enhancing results. Demand across our end markets remains robust and customer loyalty remained strong despite the supply chain shortages, driving backlog and long-term agreements to the highest in company history. Although supply chain conditions have not fully normalized, we remain focused on securing the components our customers need, reinforcing our position as a trusted aftermarket partner and supporting long-term profitable growth.”

“We have expanded our strategic relationship with Honeywell Aerospace” Zamir continued. “We became the sole authorized distributor(*) of spare parts for the 331-200 auxiliary power unit platform (APU), extended our MRO license through 2036, and acquired three Honeywell Aerospace 131-9A APUs to expand our leasing business. These agreements strengthen our position in the APU aftermarket and ensure that we will continue to be a valued partner for Honeywell for a long time to come.”

"We believe the combination of historically high customer demand, expanding platform coverage, and a record backlog, combined with improving supply chain conditions, positions TAT well for continued profitable growth," Concluded Zamir.

(*) As previously disclosed in the Company's Report on Form 6-K filed on July 14, 2026.

Investor Call Information

TAT Technologies will host an earnings webcast and conference call today, August 5, 2026, at 8:00 a.m. Eastern Time to discuss second quarter results. Investors may register using the link below or by visiting the Company's website.

Webcast Registration: https://us06web.zoom.us/webinar/register/WN_MRtan_3wQoG9XfDYLkuNeA
Investor Relations Website: https://tat-technologies.com/investors/

Non-GAAP Financial Measures

To supplement its GAAP results, the Company presents Adjusted EBITDA to provide investors with additional insight into underlying operating performance. Adjusted EBITDA excludes the Company's share in results of affiliated companies, share-based compensation, income taxes, net financial (expenses) income, and depreciation and amortization. Adjusted EBITDA should not be considered as an alternative to net income and operating income for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Adjusted EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. See reconciliation of Adjusted EBITDA below.

About TAT Technologies

TAT Technologies Ltd. (NASDAQ: TATT) (TASE: TAT Tech) is a leading provider of services and products to the commercial and military aerospace and ground defense industries, providing OEM heat transfer solutions and aviation accessories, MRO services for aviation components, including heat transfer solutions, overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes and afterburner flaps and MRO services on APU's, landing gears and other aircraft components for airlines, air cargo carriers, maintenance service centers and the military. For more information, please visit www.tat-technologies.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the United States federal securities laws. These forward-looking statements include, without limitation, statements regarding possible or assumed future operating results, demand conditions, supply chain conditions, customer relationships, backlog conversion, market position, and growth prospects. These statements are hereby identified as “forward-looking statements” for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations, including, but not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, LTAs and backlog, the price and continuity of supply of component parts used in our operations, the war and hostilities between Israel and Hamas, Hezbollah and Iran, regional shipping disruptions and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F and its periodic reports on Form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statement.

Contact:

Eran Yunger
Director of IR
Tel: +1-980-451-1115
erany@tat-technologies.com

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

TAT TECHNOLOGIES LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

U.S dollars in thousands

	June 30,	December 31,
	2026	2025

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$54,629	$51,259
Accounts receivable, net of allowance for credit losses of $228 and $172 as of June 30, 2026, and December 31, 2025, respectively	38,813	33,420
Inventory	85,189	75,549
Prepaid expenses and other current assets	7,041	6,071

Total current assets	185,672	166,299

NON-CURRENT ASSETS:
Property, plant and equipment, net	47,001	46,922
Operating lease right of use assets	5,285	5,807
Intangible assets, net	1,884	1,452
Investment in affiliates	5,726	4,905
Funds in respect of employee rights upon retirement	446	398
Deferred tax assets	573	639
Restricted deposit	-	307

Total non-current assets	60,915	60,430

Total assets	$246,587	$226,729

TAT TECHNOLOGIES LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

U.S dollars in thousands

	June 30,	December 31,
	2026	2025
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long-term debts	$164	$2,227
Accounts payable	18,531	12,986
Accrued expenses and other current liabilities	18,309	17,296
Current maturities of operating lease liabilities	1,459	1,474

Total current liabilities	38,463	33,983

NON-CURRENT LIABILITIES:
Long-term debts, net	11,018	9,485
Operating lease liabilities	4,032	4,448
Liability in respect of employee rights upon retirement	853	770
Deferred tax liabilities	3,286	1,652

Total non-current liabilities	19,189	16,355

COMMITMENTS AND CONTINGENCIES (NOTE 7)	-	-

Total liabilities	57,652	50,338

SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0 par value Authorized: 19,000,000 shares at June 30, 2026, and at December 31, 2025 Issued:13,272,610 shares at June 30, 2026, and 13,257,610 shares at December 31, 2025 Outstanding: 12,998,137 shares at June 30, 2026, and 12,983,137 shares at December 31, 2025	-	-
Additional paid-in capital	137,567	136,578
Treasury stock at cost	(2,088)	(2,088)
Accumulated other comprehensive income	727	643
Retained earnings	52,729	41,258

Total shareholders' equity	188,935	176,391

Total liabilities and shareholders' equity	$246,587	$226,729

TAT TECHNOLOGIES LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S dollars in thousands

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025

Revenues:
Products	$15,329	$12,463	$29,235	$25,187
Services	37,609	30,641	64,850	60,059
	52,938	43,104	94,085	85,246

Costs:
Products	10,775	9,112	20,874	17,443
Services	28,843	23,167	49,860	47,024
	39,618	32,279	70,734	64,467
Gross profit	13,320	10,825	23,351	20,779

Operating expenses:
Research and development, net	535	240	1,106	564
Selling and marketing	2,530	2,185	4,712	4,113
General and administrative	4,632	3,965	8,925	7,497
	7,697	6,390	14,743	12,174
Operating income	5,623	4,435	8,608	8,605

Gain on sale of equity investment	4,324	-	4,324	-
Interest expenses	(182)	(324)	(330)	(659)
Other financial expenses, net	(368)	(776)	(181)	(499)
Income before taxes on income	9,397	3,335	12,421	7,447

Provision for income taxes	1,911	211	2,056	803
Income before share of equity investment	7,486	3,124	10,365	6,644

Share in profits of equity investment of affiliated companies	585	318	1,106	611
Net income	$8,071	$3,442	$11,471	$7,255

TAT TECHNOLOGIES LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S dollars in thousands, except share and per share data

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025

Earnings per share
Basic	$0.62	$0.30	$0.88	$0.65
Diluted	$0.61	$0.30	$0.87	$0.64

Weighted average number of shares outstanding
Basic	12,987,471	11,447,986	12,985,316	11,196,992
Diluted	13,131,610	11,666,309	13,164,168	11,409,488

TAT TECHNOLOGIES LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S dollars in thousands

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025

Net income	$8,071	$3,442	$11,471	$7,255
Other comprehensive income (loss), net:
Change in foreign currency translation adjustments	(100)	148	91	676
Net unrealized losses from derivatives	(7)	-	(7)	-
Total comprehensive income	$7,964	$3,590	$11,555	$7,931

TAT TECHNOLOGIES LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY

U.S dollars in thousands, except share data

	Share capital			Accumulated
	Number of shares issued	Amount	Additional paid-in capital	other comprehensive income	Treasury shares	Retained earnings	Total equity

BALANCE AT MARCH 31, 2025	11,214,831	$-	$89,919	$452	$(2,088)	$28,249	$116,532
CHANGES DURING THE THREE MONTHS ENDED JUNE 30, 2025:
Comprehensive income	-	-	-	148	-	3,442	3,590
Exercise of stock option	79,633	-	-	-	-	-	-
Issuance of common shares on public offering, net of issuance costs of $2,769	1,625,000	-	39,415	-	-	-	39,415
Exercise of the underwriters' option on public offering, net of issuance costs of $413	242,298	-	5,953	-	-	-	5,953
Share based compensation	-	-	291	-	-	-	291
BALANCE AT JUNE 30, 2025	13,161,762	$-	$135,578	$600	$(2,088)	$31,691	$165,781

BALANCE AT MARCH 31, 2026	13,257,610	$-	$137,071	$834	$(2,088)	$44,658	$180,475
CHANGES DURING THE THREE MONTHS ENDED JUNE 30, 2026:
Comprehensive income	-	-	-	(107)	-	8,071	7,964
Exercise of stock option	15,000	-	136	-	-	-	136
Share based compensation	-	-	360	-	-	-	360
BALANCE AT JUNE 30, 2026	13,272,610	$-	$137,567	$727	$(2,088)	$52,729	$188,935

TAT TECHNOLOGIES LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY

U.S dollars in thousands, except share data

	Share capital			Accumulated
	Number of shares issued	Amount	Additional paid-in capital	other comprehensive income (loss)	Treasury shares	Retained earnings	Total equity

BALANCE AT DECEMBER 31, 2024	11,214,831	$-	$89,697	$(76)	$(2,088)	$24,436	$111,969
CHANGES DURING THE SIX MONTHS ENDED JUNE 30, 2025:
Comprehensive income	-	-	-	676	-	7,255	7,931
Exercise of option	79,633	-	-	-	-	-	-
Issuance of common shares on public offering, net of issuance costs of $2,769	1,625,000	-	39,415	-	-	-	39,415
Exercise of the underwriters' option on public offering, net of issuance costs of $413	242,298	-	5,953	-	-	-	5,953
Share based compensation	-	-	513	-	-	-	513
BALANCE AT JUNE 30, 2025	13,161,762	$-	$135,578	$600	$(2,088)	$31,691	$165,781

BALANCE AT DECEMBER 31, 2025	13,257,610	$-	$136,578	$643	$(2,088)	$41,258	$176,391
CHANGES DURING THE SIX MONTHS ENDED JUNE 30, 2026:
Comprehensive income	-	-	-	84	-	11,471	11,555
Exercise of option	15,000	-	136	-	-	-	136
Share based compensation	-	-	853	-	-	-	853
BALANCE AT JUNE 30, 2026	13,272,610	$-	$137,567	$727	$(2,088)	$52,729	$188,935

TAT TECHNOLOGIES LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$8,071	$3,442	$11,471	$7,255
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,391	1,208	2,704	2,513
Non-cash financial expenses	21	600	352	508
Gain on sale of equity investment (Note 4)	(4,324)	-	(4,324)	-
Change in allowance for credit losses	(14)	75	55	25
Share in profits of equity investment of affiliated companies	(585)	(318)	(1,106)	(611)
Share based compensation	360	291	853	513
Deferred income taxes, net	1,615	63	1,700	582
Changes in operating assets and liabilities:
Decrease (increase) in trade accounts receivable	(8,342)	882	(5,448)	(2,594)
Increase in inventory	(3,453)	(3,434)	(9,883)	(7,295)
Decrease (increase) in prepaid expenses and other current assets	1,445	1,697	(812)	1,183
Increase in trade accounts payable	2,403	2,972	4,874	3,406
Increase (decrease) in accrued expenses and other current liabilities	850	(529)	952	(3,571)
Net cash provided by (used in) operating activities	(562)	6,949	1,388	1,914

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of equity investment	4,493	-	4,493	-
Purchase of property and equipment	(1,139)	(3,305)	(2,559)	(6,167)
Net cash provided by (used in) investing activities	3,354	(3,305)	1,934	(6,167)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of short-term debts	-	(10,719)	-	(4,350)
Repayments of long-term debts	(10,721)	(516)	(11,272)	(1,087)
Proceeds from issuance of ordinary shares and exercise of the underwriters' option	-	48,550	-	48,550
Issuance costs of ordinary shares and exercise of the underwriters' option	-	(2,820)	-	(2,820)
Proceeds from long term debt, net	10,877	-	10,877	-
Proceeds from exercise of options	136	-	136	-
Net cash provided by (used in) financing activities	292	34,495	(259)	40,293

Net increase in cash and cash equivalents and restricted cash	3,084	38,139	3,063	36,040
Cash and cash equivalents and restricted cash at beginning of period	51,545	5,335	51,566	7,434
Cash and cash equivalents and restricted cash at the end of period	$54,629	$43,474	$54,629	$43,474

Supplementary information on investing and financing activities not involving cash flows:
Additions of operating lease right-of-use assets and operating lease liabilities	$217	$1,688	$299	$1,835
Reclassification between inventory and property, plant and equipment	-	-	-	579
Unpaid issuance costs on long term debt and issuance of shares	152	362	152	362
Unpaid addition to property and equipment and intangible assets	1,140	951	1,140	951
Supplemental disclosure of cash flow information:
Interest paid	154	249	303	516
Taxes paid	79	176	192	195

 RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA (NON-GAAP) (UNAUDITED)

TAT TECHNOLOGIES LTD.

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA (NON-GAAP) (UNAUDITED)

U.S dollars in thousands

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025

Net income	$8,071	$3,442	$11,471	$7,255
Adjustments:
Share in profits of equity investment of affiliated companies	(585)	(318)	(1,106)	(611)
Provision for income taxes	1,911	211	2,056	803
Interest expenses	182	324	330	659
Gain on sale of equity investment	(4,324)	-	(4,324)	-
Other financial expenses, net	368	776	181	499
Depreciation, amortization and others	1,445	1,328	2,820	2,691
Share based compensation	360	291	853	513
Adjusted EBITDA	$7,428	$6,054	$12,281	$11,809

TAT TECHNOLOGIES LTD.

ADJUSTED NET INCOME ATTRIBUTABLE TO TAT TECHNOLOGIES LTD. (UNAUDITED)

U.S. dollars in thousands

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025

Net income	$8,071	$3,442	$11,471	$7,255
Adjustments:
Gain on sale of equity investment	(4,324)	-	(4,324)	-
Income tax impact	908	-	908	-
Adjusted net income	$4,655	$3,442	$8,055	$7,255

Earnings per share
Basic	$0.62	$0.30	$0.88	$0.65
Diluted	$0.61	$0.30	$0.87	$0.64

Adjusted earnings per share
Basic	$0.36	$0.30	$0.62	$0.65
Diluted	$0.35	$0.30	$0.61	$0.64